U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

(X) Form 10-K and Form 10-KSB       ( )    Form 20-F          ( )    Form 11-K

( ) Form 10-Q and Form 10-QSB       ( )    Form N-SAR

For Period Ended: November 30, 2000

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the Transition Period Ended:

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            Nothing in this Form shall be construed to imply that the
            Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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        CRYO-CELL INTERNATIONAL, INC.
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        Full Name of Registrant (Former Name if Applicable)


        3165 MCMULLEN BOOTH ROAD, BUILDING B
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        Address of Principal Executive Office (Street and Number)


        CLEARWATER, FL 33761
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        City, State and Zip Code




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PART II--RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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PART III--NARRATIVE

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Information is being evaluated and analyzed with respect to consultant options resulting in compensation expense in order for the completion of the audit. The information could not be gathered and analyzed without unreasonable effort and expense to the Company. Form 10-KSB will be filed as soon as practicable and within the 15 day extension period.















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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

      Jill Taymans                      727                         723-0333
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         (Name)                     (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

                             [X] Yes          [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                             [X] Yes          [ ]  No

         If so; attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results could not be made.

                  In fiscal year ended November 30, 2000 as compared to fiscal year ended November 30, 1999, the Company's net loss has increased. The loss for fiscal 2000 is expected to be considerably more than in fiscal 1999.

                          CRYO-CELL INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: FEBRUARY 28, 2000                     By:    /s/ Daniel D. Richard
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                                            Name:  Daniel D. Richard
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                                            Title: Chairman and Chief Executive
                                                   Officer
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